SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

30 August 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 26 August to 27 August 2004.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

Preetha Pillai (Ms)
Assistant General Counsel

Encs

SEC File No: 82-3622

MASNET No. 2 OF 26.08.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

MEDIA RELEASE - OPTUS AND VODAFONE AUSTRALIA ANNOUNCE PLANS TO ROLL OUT SHARED 3G NETWORK

Attached is a media release made by SingTel Optus Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above.

04.08.26 Optus and Vodafone 3G agreement

Submitted by Chan Su Shan (Ms), Company Secretary on 26/08/2004 to the SGX

vodafone

'yes' OPTUS

Media Release
26 August 2004

Optus and Vodafone Australia announce plans to roll out shared 3G network

Optus and Vodafone Australia today announced a heads of agreement to share 3G network sites and radio infrastructure across Australia.

Under the agreement, Optus and Vodafone will work together to build and operate a joint national 3G radio network infrastructure.

Russell Hewitt, Acting CEO, Vodafone Australia said, "We have always been a strong advocate of 3G network partnering. We are delighted to be able to work with another operator with a strong commitment to delivering a quality network.

"By bringing together two extremely talented teams, we will be able to share resources so we can roll out faster and deliver efficiencies to our business."

Allen Lew, Managing Director, Optus Mobile said, "The Radio Access Network represents about two thirds of the total capital cost of a 3G network, so to be able to share this cost with another company is beneficial.

"This agreement will lower our 3G cost structure – but consumers will be the real winners. Consumers will have access to a robust and reliable network since it will tap into the 3G expertise and success of Vodafone and Optus."

Optus will draw on SingTel's regional presence and expertise and Vodafone will draw on its global experience in rolling out 3G networks around the world including Japan, the UK, Germany and Italy. This will ensure that the 3G customer experience is first rate.

Although the two companies will share 3G infrastructure, they will provide completely separate customer services and continue to compete vigorously for customer business.

The two companies expect to sign a long form agreement by late October 2004.

The arrangements will be conditional upon necessary regulatory approvals.

MASNET No. 105 OF 26.08.2004
Announcement No. 105

SINGAPORE TELECOMMUNICATIONS LIMITED

Statement - Optus and 3G network roll out

Attached is a statement made by SingTel Optus Pty Limited ("Optus"), a wholly-owned subsidiary of Singapore Telecommunications Limited, further to the news release made by Optus today entitled "Optus and Vodafone Australia announce plans to roll out shared 3G network".

NR-260804-Optus.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 26/08/2004 to the SGX

'yes' OPTUS

Statement
26 August 2004

Optus and 3G network roll out

Further to today's announcement - Optus and Vodafone Australia announce plans to roll out shared 3G network - Optus wishes to share some preliminary financial information associated with the proposed agreement.

By Optus' own calculations, the cost of rolling out 2,000 3G base stations to cover the cities of Sydney, Melbourne, Brisbane, Perth, Adelaide and Canberra is estimated to be approximately A$435 million.

Under the proposed agreement with Vodafone Australia, Optus estimates that this capital expenditure will be reduced by between A$130 million and A$140 million.

In addition, Optus estimates that over a 10-year period, operating expenditure for maintenance, operations and site leases will be reduced by approximately $100 million.

For more media information:
Melissa Favero
Optus Corporate Affairs
Tel: (02) 9342 5030

SEC File No: 82-3622

MASNET No. 1 OF 27.08.2004
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

Investor presentation - Citigroup Mobile Conference (27 August 2004)

Attached are the presentation materials in connection with a presentation at the "Citigroup Mobile Conference (27 August 2004)" to be made by Mr Chris Lane, Optus Mobile, Director of Strategy, on 27 August 2004.

27082004-Citigroup Mobile conference Aug04

Submitted by Chan Su Shan (Ms), Company Secretary on 27/08/2004 to the SGX



Citigroup Mobile Conference

Chris Lane – Director of Strategy, Optus Mobile

'yes' OPTUS

27th August 2004



With penetration at 82% - Australian mobile market growth has slowed

'yes' OPTUS

Mobile Penetration[1] 82%



Subscriber penetration
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
?

2004 market revenue growth[1] 12%



Revenue growth %
40%
35%
30%
25%
20%
15%
10%
5%
0%
2000
2001
2002
2003
2004
2005
2006
?

[1] Citigroup estimates as of August 2004

There are many forces impacting on industry value

'yes' OPTUS





Negatives
Penetration over 80%
Caps destroying value at high end
Industry value
Growth in multimedia devices and content & data services
Fixed to mobile substitution
Greater proportion cf non-subsidised plans
Positives



Optus has adapted its strategy to fit the market environment

'yes' OPTUS

Efficient scale operations
- Regional mobile customer base of 52m
- Integrated networks with SingTel
- 35% market share in Australia

Clear strategic focus
- Maintain dominance in Consumer
- Continue penetration of business market
- Stimulate data revenues

Differentiated positioning
- Zoo portal / data services
- High quality customer service
- Leadership in youth



Economies of scale: 52m subs across region

'yes' OPTUS

- largest base outside China



AIS
14.4m
22%
GLOBE TELECOM
10.5M
40%
bharti
7.7M
28%
SingTel
1.5M
100%
TELKOMSEL
12.4m
35%
'yes' OPTUS
5.7m
100%

Scale in region



Subscribers (mn) June 04
8
19
48
52
97
159
Telstra
SKT
DoCoMo
SingTel & Assoc
China Unicom
CMHK



Relative scale set to grow

➢ exposure to India and Indonesia

'yes' OPTUS

Analyst forecasts of subscriber growth Dec 2003 - 2008



Subs in each market 2003 - 2008
4m
20m
35m
38m
56m
116m
Singapore
Australia
Thailand
Philippines
Indonesia
India

Total forecast subscriber growth of 156m in six key markets

- 2003 total – 112m
- 2008 total – 268m

Clear strategic focus – with three growth drivers

‘yes’ OPTUS



Growing consumer base


+19%
Jun 03 qtr
Jun 04 qtr
Consumer subscribers

Growing business revenues


+8%
Jun 03 qtr
Jun 04 qtr
Business mobile revenues A$m

Growing data revenues


+24%
Jun 03 qtr
Jun 04 qtr
Mobile data revenues A$m



Optus leads in mobile data

- 860,000 registered users of Optus Zoo

'yes' OPTUS


'yes' OPTUS
OPTUS ZOO
Home
Go
My account
My phone
What's hot?
Communicate
Inform me
Entertain me
Zoo arcade

Why is Optus Zoo different?

Accessible from most handsets
- ubiquity was key to SMS adoption

Zoo Arcade – launched June 2004
- open platform for content providers

"Personalisable"
- make your own home page



Optus has strongest appeal to youth segment

'yes' OPTUS



Positive brand disposition with 16 to 19 yr olds
7%
26%
35%
40%
48%
53%
84%
Competitors
Optus

*source: Optus market research June 2004

Optus Mobile: strong track record...

'yes' OPTUS



Revenue share grows 35%



Market share[1]
34%
34%
35%
33%
Share of industry revenue[1]
30%
62
66
71
Postpaid ARPU A$
FY02
FY03
FY04

Margins & free cashflow improve



EBITDA margin
34%
38%
405
762
1,020
Free cash flow[2] A$m
FY02
FY03
FY04

[1]source: JP Morgan research May04

[2]Free cash flow = EBITDA less cash capex



...sustained with June 04 results

'yes' OPTUS

Total service revenues (excl equipment) ↑ 12%



Mobile revenue A$m
72
729
85
816
Equipment
Service
Q1 FY04
Q1 FY05

Optus Mobile – strong competitive position

Customer base reaches 5.7m ↑ 17%

Mobile market share 35%

Data as % of ARPU 15%